UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
DEC 20 2012
Washington, DC 20549

[redacted]

12028580

December 17, 2012

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 12-17-12

Charles W. Mulaney, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
charles.mulaney@skadden.com

Re: Ball Corporation
Incoming letter dated November 30, 2012

Dear Mr. Mulaney:

This is in response to your letters dated November 30, 2012, December 4, 2012, and December 14, 2012 concerning the shareholder proposal submitted to Ball by Kenneth Steiner. We also have received letters on the proponent's behalf dated November 30, 2012, December 6, 2012, and December 15, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 17, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ball Corporation
Incoming letter dated November 30, 2012

The proposal relates to executive compensation.

There appears to be some basis for your view that Ball may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Ball's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Ball omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ball relies.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 15, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Ball Corporation (BLL)
Limit Accelerated Executive Pay
Kenneth Steiner

Ladies and Gentlemen:

Regarding the November 30, 2012 company request concerning this rule 14a-8 proposal and its December 14, 2012 letter.

The company failed to cite any part of rule 14a-8 and its related Staff Legal Bulletins that call for a company giving a lower level of notice based on a person's experience with rule 14a-8 proposals.

The company November 15, 2012 letter was clearly not adequate notice because it included only one exhibit regarding the rules addressing the proper method of providing a stock ownership letter. No proponent would know what to do based on the singular company exhibit.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Charles E. Baker <cbaker@ball.com>

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720
TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

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CHARLES.MULANEY@SKADDEN.COM

December 14, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Ball Corporation
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

We refer to our letter dated November 30, 2012 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with our view that the shareholder proposal and supporting statement submitted by Kenneth Steiner (the "Proponent") may properly be omitted from the proxy materials to be distributed by Ball Corporation (the "Company"), in connection with its 2013 annual meeting of shareholders.

This letter is in response to the letter to the Staff, dated December 6, 2012, submitted by John Chevedden on behalf of the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

The Proponent has failed to meet his obligations under Rule 14a-8 and Staff Legal Bulletin 14F (October 18, 2011) ("SLB 14F"). The Company provided the Proponent and Mr. Chevedden with a timely letter (the " Deficiency Letter"), including all information required by Rule 14a-8(f) and SLB 14F as documented in the No-Action Request. To date, neither Mr. Chevedden nor the Proponent have submitted *any* proof of the Proponent's share ownership. Anything that the Proponent would send now would be untimely. Mr. Chevedden's objection to the copy of Rule 14a-8 that the Company provided as an attachment to the Deficiency Letter is unclear, particularly given the Staff's suggestion in Staff Legal Bulletin No. 14B Section C.1 that a company should include a copy of Rule 14a-8 with any notice of defect.

Mr. Chevedden claims that the Deficiency Letter was "not adequate notice because it included only one exhibit regarding the rules addressing the proper method of providing a stock ownership letter" and "no proponent would know what to do based on the singular company exhibit." Mr. Chevedden is an experienced and sophisticated sponsor of shareholder proposals. He has received numerous deficiency letters in the past requesting proof of beneficial ownership. See Verizon Communications Inc., (Feb. 11, 2011); Allstate Corp., (Feb. 16, 2011); and Sprint Nextel Corp., (Mar. 7, 2012). In these cases, the Proponent and Mr. Chevedden responded to the deficiency letters with proof of beneficial ownership and the companies requested no-action relief questioning the quality of the proof. In this current instance, the Proponent and Mr. Chevedden have provided *no* proof of stock ownership for the Company to verify.

Since December 2010, Mr. Chevedden has successfully submitted at least 55 shareholder proposals to various companies and the Proponent has successfully submitted at least 43 shareholder proposals to various companies. Providing proof of beneficial ownership is a basic hurdle the Proponent and Mr. Chevedden are well aware of.

The Company respectfully reiterates its request that the Staff concur that the shareholder proposal submitted by the Proponent may be excluded from the Company's 2013 proxy materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Charles W. Mulaney, Jr.

Attachments

cc: Charles E. Baker
Ball Corporation

Mr. Kenneth Steiner and Mr. John Chevedden (by email: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Ball Corporation (BLL)
Limit Accelerated Executive Pay
Kenneth Steiner

Ladies and Gentlemen:

Regarding the November 30, 2012 company request concerning this rule 14a-8 proposal.

The company November 15, 2012 letter was clearly not adequate notice because it included only one exhibit regarding the rules addressing the proper method of providing a stock ownership letter. No proponent would know what to do based on the singular company exhibit.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Charles E. Baker <cbaker@ball.com>

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
(312) 407-0500
DIRECT FAX
(312) 407-8518
EMAIL ADDRESS
CHARLES.MULANEY@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
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HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

December 4, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Ball Corporation
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

We refer to our letter dated November 30, 2012 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with our view that the shareholder proposal and supporting statement submitted by Kenneth Steiner (the "Proponent") may properly be omitted from the proxy materials to be distributed by Ball Corporation (the "Company"), in connection with its 2013 annual meeting of shareholders.

This letter is in response to the letter to the Staff, dated November 30, 2012, submitted by John Chevedden on behalf of the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

The Company sent a letter to the Proponent (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Company stock continuously for at least one year as of the date of submission of the Proposal. The Deficiency Letter was sent to Mr. Chevedden via email and to the Proponent via certified mail and proof of receipt of the certified letter was attached as Exhibit B to the No-Action Letter. The Proponent's Letter indicated that the Company failed to provide proof of delivery of the Deficiency Letter to Mr.

Chevedden. A copy of the email the Company sent to Mr. Chevedden is attached hereto as an addendum to Exhibit B.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Charles W. Mulaney, Jr.

Attachments

cc: Charles E. Baker
Ball Corporation

Mr. Kenneth Steiner and Mr. John Chevedden (by email:

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B Addendum

Baker, Charles E (Charles)

From: Baker, Charles E (Charles)
Sent: Thursday, November 15, 2012 2:20 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Enclosed Letter to Kenneth Steiner

Attachments: 20121115135308_001.PDF

20121115135308_001.PDF (354 KB...

Ball Corporation
10 Longs Peak Drive, Broomfield, CO 80021-2510 (303) 469-3131 Fax (303) 460-2691
Reply to: P.O. Box 5000, Broomfield, CO 80038-5000

Charles E. Baker
Vice President and General Counsel
(303) 460-2001
E-mail: cbaker@ball.com

November 15, 2012

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

On November 2, 2012, I received your letter (the "Letter") dated October 18, 2012 addressed to David Hoover as the Chairman of the Board of Ball Corporation (the "Company"). The Letter was accompanied by a proposal (the "Proposal") dated November 1, 2012 pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2013 Annual Meeting of Shareholders (the "Annual Meeting").

In your Letter, you appointed Mr. John Chevedden as your proxy. I am sending a copy of this response to him as well.

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), the proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year by the date of submission of the Proposal. According to the Company's records, you are not a record holder of the Company's stock. Rule 14a-8(b)(2)(i) requires the proponent to submit to the Company a written statement from the record owner of the shares the proponent beneficially owns verifying its continuous ownership of such stock for the applicable one-year period. The Company has received no such letter.

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that you furnish to the Company, within fourteen (14) calendar days of your receipt of this letter, the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) as described above. For your convenience, a copy of Rule 14a-8 is enclosed with this letter.

If within the required 14-calendar day period, you do not furnish to the Company the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) from the record owner of the shares you beneficially owns, we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Sincerely,

Charles E. Baker

Charles E. Baker
Corporate Secretary

Enclosure

CC: John Chevedden FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8

* * *

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous

year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

* * *

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

November 30, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Ball Corporation (BLL)
Limit Accelerated Executive Pay
Kenneth Steiner

Ladies and Gentlemen:

Regarding the November 30, 2012 company request concerning this rule 14a-8 proposal.

The company provided no evidence that the company forwarded its critical November 15, 2012 letter to the undersigned. However the company clearly led the proponent to believe so. The company no action request is thus not complete and needs to be completed if this is possible.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Charles E. Baker <cbaker@ball.com>

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

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November 30, 2012

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Ball Corporation
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing on behalf of Ball Corporation. (the "Company") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") of Kenneth Steiner (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2013 annual meeting of shareholders (the "2013 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), I am emailing to the Staff this letter, which includes the Proposal as submitted to the Company on November 1, 2012 including a cover letter, attached as Exhibit A. This letter is being filed with the Commission no later than 80 days before the Company files its definitive 2013 Proxy Materials. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the

Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

SUMMARY OF THE PROPOSAL

The text of the resolution included in the Proposal is set forth below.

RESOLVED, The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the Proxy Materials pursuant to:

- Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency.
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and fails to define key terms or offer sufficient guidance on its implementation

BACKGROUND

The Company received the Proposal on November 1, 2012, accompanied by a cover letter from the Proponent, dated October 18, 2012. The Proposal was emailed to the Company on November 1, 2012.

After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on November 15, 2012, the Company sent a letter to the Proponent via email and the United States Postal Service (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Company stock continuously for at least one year as of the date of submission of the Proposal. The Deficiency Letter also advised the Proponent that such written statement had to be submitted to the Company within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Letter included a copy of Rule 14a-8. A copy of the Deficiency Letter is attached hereto as Exhibit B.

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(f)(1) BECAUSE THE PROPONENT FAILED TO SUPPLY DOCUMENTARY SUPPORT EVIDENCING SATISFACTION OF THE CONTINUOUS OWNERSHIP REQUIREMENTS OF RULE 14a-8(b)(1)

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

On November 15, 2012, the Company sent the Deficiency Letter to the Proponent via email and certified mail. The Company received proof that the Proponent received the certified letter on November 19, 2012.

As of the date of this letter, the Proponent has not provided the Company with any written support to demonstrate that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2013 Annual Meeting of Shareholders for at least one year by the date on which the Proposal was submitted.

When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1), the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when no proof of ownership is submitted by a proponent. See Anadarko Petroleum Corporation (January 26, 2011)(concurring with the exclusion of a shareholder as a co-sponsor of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the co-proponent "failed to supply, within 14 days of receipt of Anadarko's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)").

Any verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(f).

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14a-8(i)(3) BECAUSE IT IS IMPERMISSIBLY VAGUE AND INDEFINITE AND FAILS TO DEFINE KEY TERMS AND OTHERWISE FAILS TO PROVIDE SUFFICIENT GUIDANCE ON ITS IMPLEMENTATION.

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff clarified in Staff Legal Bulletin No. 14B (CF) (September 15, 2004), that exclusion under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...."

The Staff has consistently concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. Where proposals fail to define key terms or otherwise fail to provide guidance on their implementation, the Staff has allowed the exclusion of shareholder proposals concerning executive compensation. See Limited Brands, Inc. (January 23, 2012) (proposal requesting specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); The Boeing Company (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); Verizon Communications Inc. (February 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms and was internally inconsistent); Prudential Financial, Inc. (February 16, 2006) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); General Electric Company (February 5, 2003) (proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance concerning its implementation); and General Electric Company (January 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff has also regularly concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposal "may be subject to differing interpretations." See, e.g., Wendy's International Inc. (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); Peoples Energy Corporation (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); Exxon Corporation (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and Fuqua Industries, Inc. (March 12, 1991) ("meaning and application of terms and conditions ... in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In issuing its decision in Fuqua, the Staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

The Proposal falls squarely within the criteria for exclusion established by the Staff under Rule 14a-8(i) (3) because (i) the Proposal fails to provide sufficient guidance concerning its implementation, (ii) the meaning and application of terms in the Proposal may be subject to differing interpretations, and (iii) the Proposal's key terms are vague, indefinite and undefined.

The Proposal is impermissibly vague in that it fails to explain what it means for awards to vest "on a pro rata basis" to the extent "performance goals have been met." Accordingly, the Company would be unable to determine what actions are required, and shareholders could not be certain as to its effect if the Proposal were adopted.

The uncertainty regarding what actions the Proposal requires of the Company is compounded by the fact that the Proposal clearly contemplates pro rata vesting of awards upon a change of control. The Proposal states that "any unvested award may vest on a pro rata basis as of the day of termination" which could be read to suggest that equity awards would automatically vest in a pro rata fashion upon termination after a change in control. Insofar as the Proposal appears to be designed to prevent such vesting, it is difficult for the Company (or its shareholders) to assume that this interpretation reflects the Proposal's intent. On the other hand, this reading represents a plausible (if not the most plausible) interpretation of the language, resulting in considerable uncertainty as to the proper method of interpreting and implementing the Proposal.

Additionally, two triggering events (also known as "a double trigger") are required by the Company for the vesting of equity awards in the event of a change in control on all severance agreements. By requiring that some form of pro rata vesting should take effect upon a change of control, the Proposal arguably calls for the Board of Directors to restore the "single trigger" vesting of equity awards upon a change of control, abandoning the "double trigger" approach

Furthermore, the Proposal is subject to differing interpretations as to how the policy's pro rata vesting would be applied to performance-based equity awards. The Proposal provides that awards based on meeting pre-established performance criteria will only vest upon a change of control if "the performance goals have been met." It is unclear whether this means that performance goals must be met (i) for the entire performance period or (ii) only for a shortened vesting period ending on the date of the change of control or (iii) only for a shortened vesting period ending on the date of termination.

There is further ambiguity around whether the performance targets themselves are subject to pro rata adjustment when the change of control event occurs before the completion of the performance period. The reference to "vest on a pro rata basis" is a key term that is not defined, and the failure to fully describe the application of this term makes the Proposal vague and indefinite. If the Company were to implement the Proposal, there are a number of different interpretations that the Company could make in fulfilling the requirement to "vest on a pro rata basis," which could be significantly different from the actions expected by shareholders voting on the Proposal. For example, if an award is designed to cliff vest after four years if a performance goal is attained during that period, but a change of control occurs after one year, and termination occurs after two years, the Company might reasonably interpret the Proposal to require that the original performance goals nonetheless be met at the time of the change of control (or termination), which may be impossible after one (or two) year(s). Then again, the Company might interpret the Proposal as requiring proration of the performance goals so that (i) only one-fourth of the goal must be met, given the date of a change of control, or (ii) only one half of the goal must be met, given the date of termination in order to accelerate vesting of equity awards. Another possible, and equally reasonable, interpretation would be for the Company to require that the performance goals be met at the end of the original performance period even if a change of control event occurred during the period, but it is still unclear whether the Proposal seeks to have the entire award vest upon attainment of the performance goals at the end of year four, or, once it has been fully established that the goals were met, to have only a pro rata portion of the award vest through the time of the change of control in year one.

The Proposal is also vague as to whether different kinds of change of control events may trigger different types of proration. For example, if a change of control were triggered by the Company merging with another company, should the performance goals be altered to reflect the larger size of the combined company? Shareholders may have different views as to which of these approaches would better reflect the understanding reflected in the Proposal. Unfortunately, neither the resolution nor the supporting statement defines this key term or provides any guidance as to how the term should be understood or otherwise interpreted by the Company in implementing the proposed policy.

The Proposal is impermissibly vague in that it fails to define "change of control," a key concept underlying the Proposal. Accordingly, any decision by the Company to define "change of control," which would be necessary to clarify and implement the Proposal, may or may not be consistent with shareholder assumptions when voting on the Proposal.

The Proposal seeks to limit acceleration in the event of a "change of control" without defining what events would constitute a change of control. A change of control of a company can be defined in many different ways, including (i) a change in ownership of a majority of outstanding shares; (ii) a change in ownership of a stipulated percentage of outstanding shares; (iii) a change in effective control of the company; (iv) a change in ownership of a "controlling interest" defined some other way; (v) a transfer of a substantial portion of the company's assets; (vi) a transfer of a stipulated percentage of the company's assets; (vii) a sale, transfer or closing down of a specified division; (viii) a liquidation or dissolution of the company; (ix) a change in composition of the Board of Directors; and (x) a merger or consolidation where the company is not the surviving entity. The Company's 2010 Stock and Cash Incentive Plan, Severance Benefit Agreements with certain key employees, and the revocable, grantor trusts the Company funded in 2006 each utilize varying definitions of change of control. Because the term "change of control", a key term of the Proposal, is undefined and subject to many differing interpretations, any actions ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.

Recognizing the importance of the proper implementation of executive compensation proposals—to employees, shareholders and companies—the Staff has repeatedly emphasized the importance of clarity when evaluating such proposals. We respectfully submit that the Proposal does not come close to providing the level of clarity required by the standards previously articulated by the Staff. The Proposal will subject the Company to considerable uncertainty as to whether actions taken pursuant to the Proposal are, or are not, consistent with the intent of Proposal or the understanding of shareholders voting on the Proposal.

* * *

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Charles W. Mulaney, Jr.

Charles W. Mulaney, Jr.

Attachments

cc: Charles E. Baker
Ball Corporation

Mr. Kenneth Steiner and Mr. John Chevedden (by email:

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. R. David Hoover
Chairman of the Board
Ball Corporation (BLL)
10 Longs Peak Dr
Broomfield CO 80021
Phone: 303 469-3131
Fax: 303 460-2127

Dear Mr. Hoover,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Charles E. Baker
Corporate Secretary
Ann T. Scott <ascott@ball.com>
Director, Investor Relations
(303) 460-3537

[BLL: Rule 14a-8 Proposal, November 1, 2012]

Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under various executive compensation plans, our company's highest paid executives can receive "golden parachute" pay under certain circumstances after a change in control of our company. It is important to retain the link between senior executive pay and company performance, and one way to achieve that goal is to prevent possible windfalls that an executive has not earned.

The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between pay and long-term performance can be severed if awards pay out on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk." Also "Very High Concern" for takeover defenses, "High Concern" for our directors qualifications and "High Concern" for Executive Pay – $8 million for our CEO John Hayes. Equity pay for our highest paid executives needs performance-vesting criteria for alignment with shareholder interests according to GMI.

Our directors had an entitlement to 3-year terms without standing for election. Plus our directors routinely got negative votes of 26% to 45%. We still had a poison pill in spite of our 67% vote to subject such a pill to shareholder vote. We had charter provisions to allow a 1%-minority to frustrate the will of our 79%-shareholder majority.

Stuart Taylor and John Lehman, on our corporate governance committee which was responsible for such negative practices, had long tenures of 13 and 25 years. GMI said long-tenured directors could often form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Ball Corporation
10 Longs Peak Drive, Broomfield, CO 80021-2510 (303) 469-3131 Fax (303) 460-2691
Reply to: P.O. Box 5000, Broomfield, CO 80038-5000

Charles E. Baker
Vice President and General Counsel
(303) 460-2001
E-mail: cbaker@ball.com

November 15, 2012

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

On November 2, 2012, I received your letter (the "Letter") dated October 18, 2012 addressed to David Hoover as the Chairman of the Board of Ball Corporation (the "Company"). The Letter was accompanied by a proposal (the "Proposal") dated November 1, 2012 pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2013 Annual Meeting of Shareholders (the "Annual Meeting").

In your Letter, you appointed Mr. John Chevedden as your proxy. I am sending a copy of this response to him as well.

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), the proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year by the date of submission of the Proposal. According to the Company's records, you are not a record holder of the Company's stock. Rule 14a-8(b)(2)(i) requires the proponent to submit to the Company a written statement from the record owner of the shares the proponent beneficially owns verifying its continuous ownership of such stock for the applicable one-year period. The Company has received no such letter.

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that you furnish to the Company, within fourteen (14) calendar days of your receipt of this letter, the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) as described above. For your convenience, a copy of Rule 14a-8 is enclosed with this letter.

If within the required 14-calendar day period, you do not furnish to the Company the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) from the record owner of the shares you beneficially owns, we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Sincerely,

Charles E. Baker

Charles E. Baker
Corporate Secretary

Enclosure

CC: John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8

* * *

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous

year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

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